May 18, 2006

Mail Stop 4561

Mr. Timothy Carnahan
President and Chief Executive Officer
CYIOS Corporation
Ronald Reagan Building
1300 Pennsylvania Ave., NW
Washington, D.C. 20004

> RE: **Worldteq Group International, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2004**
> **Filed May 20, 2005**
> **Form 10-KSB/A for the fiscal year ended December 31, 2004**
> **Filed June 3, 2005**
> **Form 10-QSB for the quarterly period ended March 31, 2005**
> **File No. 0-27243**

Dear Mr. Carnahan:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief